--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

(  )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the transition period from          to
                                                 ----------  ----------

                          Commission File Number 1-8514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                SMITH INTERNATIONAL, INC. 401 (k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Smith International, Inc.
                               16740 Hardy Street
                              Houston, Texas 77032


--------------------------------------------------------------------------------

The following financial statements and exhibits are filed as a part of this annual report:

                                                                                           Sequentially
                                                                                             Numbered
                                                                                               Page
                                                                                           -------------
     (a)   Index to Financial Statements and Supplementary
              Information:

           Report of Independent Public Accountants.......................................          4

           Statements of Net Assets Available for
           Benefits at December 31, 1997 and 1996.........................................          5

           Statements of Changes in Net Assets Available
           for Benefits for the year ended December 31,
           1997...........................................................................          6

           Notes to financial statements..................................................          7

           Supplementary Information:

           Schedule 1 - Assets held for Investment Purposes...............................         16
           Schedule 2 - Reportable Transactions...........................................         17

(b)        Exhibits:

23.1     - Consent of Independent Public Accountants......................................         19

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 26, 1998
                                        SMITH INTERNATIONAL, INC.
                                        401(k) RETIREMENT PLAN

                                        By: Administrative Committee for
                                            the Smith International, Inc.
                                            Retirement Plan


                                            By: /s/ Neal S. Sutton
                                               ----------------------------
                                                Neal S. Sutton, Member


                                            By: /s/ Vivian M. Cline
                                               -----------------------------
                                                Vivian M. Cline, Member

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Smith International, Inc. 401(k) Retirement Plan ("the Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1997 (Schedule I) and the schedule of reportable transactions - series transactions for the year ended December 31, 1997 (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/ ARTHUR ANDERSEN LLP


Houston, Texas
June 12, 1998

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                           DECEMBER 31, 1997 AND 1996

                     ASSETS

                                                        1997                1996
                                                   ---------------     ---------------
INVESTMENTS, AT FAIR VALUE:

     REGISTERED INVESTMENT COMPANY SHARES          $    78,124,715     $    68,040,345
     SMITH INTERNATIONAL, INC. COMMON STOCK             25,185,147          10,297,642
     LOANS RECEIVABLE FROM PARTICIPANTS                  7,879,463           5,891,422
                                                   ---------------     ---------------
                                                       111,189,325          84,229,409


CASH                                                       576,772             108,787

CONTRIBUTIONS RECEIVABLE:
       EMPLOYEE                                            258,426             369,816
       EMPLOYER                                          3,182,215           3,035,962
RECEIVABLES - OTHER                                        217,572             700,251
                                                   ---------------     ---------------

TOTAL ASSETS                                           115,424,310          88,444,225
                                                   ---------------     ---------------


                   LIABILITIES

PAYABLES - INVESTMENT PURCHASES                            498,803             560,706
                                                   ---------------     ---------------

NET ASSETS AVAILABLE FOR BENEFITS                  $   114,925,507     $    87,883,519
                                                   ===============     ===============



        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


NET ASSETS AVAILABLE FOR BENEFITS, AT BEGINNING OF YEAR          $    87,883,519
                                                                 ---------------

ADDITIONS:
     INVESTMENT INCOME:
          INTEREST AND DIVIDENDS                                       6,410,649
          NET REALIZED GAIN ON SALE OF INVESTMENTS                     5,169,370
          NET UNREALIZED APPRECIATION OF INVESTMENTS                   6,100,988
     CONTRIBUTIONS:
          EMPLOYEE                                                     8,187,092
          EMPLOYER                                                     6,504,990
     TRANSFER FROM OTHER PLANS (NOTE 2)                                  921,710
                                                                 ---------------
                                                                      33,294,799
                                                                 ---------------

DEDUCTIONS:
     WITHDRAWALS                                                       6,252,811
                                                                 ---------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                     27,041,988
                                                                 ---------------

NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR                $   114,925,507
                                                                 ===============


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996


1.       SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The following description of the Smith International, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

         GENERAL

The Plan is a defined contribution plan of Smith International, Inc. (the Company). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is available to all employees who meet certain eligibility requirements.

         a.       PLAN ADMINISTRATOR AND TRUSTEE

         The Company is the plan administrator of the Plan as defined under the Employee Retirement Income Security Act of 1974. Vanguard Fiduciary Trust Company is the trustee of all investments held by the Plan.

         b.       ELIGIBILITY

         Persons employed by the Company within the United States, citizens of the United States employed abroad who are not covered by a collective bargaining agreement, and employees covered by a collective bargaining agreement which provides for participation in the Plan are eligible to participate. Participation may commence upon the later of such eligible employees' commencement date or the date on which such employees attain the age of eighteen.

         c.       CONTRIBUTIONS

         The Plan allows participants to contribute up to 12 percent of their compensation to the Plan on a pretax basis. Prior to July 1, 1983, participants contributions were taxed prior to being contributed to the Plan. The Company contributes to the account of each participant in the Plan between 2 and 6 percent of each participants' compensation based upon the age of the participant (the "Company Retirement Contributions"). The Company may, in its discretion, also contribute for a Plan Year a matching contribution with respect to each participant who is employed by the Company on the last day of such Plan Year (the "Company Matching Contribution"). The Company's Board of Directors shall determine whether a Company Matching Contribution shall be made for a Plan Year, the matching percentage, and the percentage of a participant's compensation upon which the match shall be based. Company contributions to participants accounts, including Company Matching Contributions and Company Retirement Contributions, were $6.5 million for the year ended December 31, 1997.

         Effective April 7, 1997, the Company amended the Plan whereby the Company will, in addition to the Company Retirement Contributions, make mandatory matching contributions up to 1 1/2 percent of the participants' compensation. In addition, matching contributions in excess of the 1 1/2 percent may be made at the discretion of the Company's Board of Directors to the account of participants who are employed by the Company at the end of the Plan Year.

         d.       VESTING

         Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings/losses and all vested balances are distributed.

         e.       COMPENSATION

         Compensation, as defined in the Plan, includes all cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

         f.       INVESTMENT PROGRAMS

         Participants have the option of investing their contributions and the Company's matching contributions in any of the following funds of the Vanguard Group of Investment Companies (Vanguard Funds) and/or the Company's common stock:

                  VMMR PRIME PORTFOLIO FUND

                  Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper, and short-term corporate obligations with the objective of preservation of capital and liquidity.

                  VANGUARD PRIMECAP FUND

                  Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

                  VANGUARD WELLINGTON FUND

                  Investments are made in a combination of common stocks and fixed income securities with the objective of conservation of principal and reasonable current income.

                  INTERNATIONAL GROWTH PORTFOLIO FUND

                  Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

                  SMITH INTERNATIONAL, INC. STOCK FUND

                  Investments are in the common stock of the Company purchased on the open market.

                  VANGUARD WINDSOR FUND

                  Investments are made in a portfolio of common stocks with the primary objective of long-term growth of capital and income and a secondary objective of providing current income.

                  LONG-TERM CORPORATE BOND FUND

                  Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

                  VANGUARD INDEX 500 PORTFOLIO FUND

                  Investments are made in a portfolio of publicly-traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

         Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time. (See
         Exhibit 1 and 2 for Statements of Net Assets Available for Benefits, with fund information as of December 31, 1997 and December 31, 1996 and Statement of Changes in Net Assets, with fund information for the year ended December 31, 1997.)

         g.       ASSET VALUATION

         The assets of the Plan are recorded at cost in the participants' accounts and converted to market value for financial statement presentation. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of the Plan assets, and unrealized appreciation or depreciation of the Plan assets are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the current year.

         h.       ADMINISTRATIVE EXPENSES

         The Plan is responsible for its administrative expenses. However, in 1997 and 1996, the Company elected to pay all administrative expenses. In the future, the Company may elect to discontinue paying such expenses.

         i.       PRIORITIES UPON PLAN TERMINATION

         The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

         j.       LOANS

         The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended repayment period.

         k.       WITHDRAWALS AND FORFEITURES

         A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. Participants can withdraw their pre-July 1, 1983 contributions (see Note 1.c.) in cash without being suspended from making additional contributions to the Plan.

         Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 1997 $219,349 of unvested participant balances were forfeited and utilized to reduce the Company's contributions.

2.       ACQUISITIONS

From time to time, the Company acquires companies with defined contribution plans which are merged into the Plan. During 1997, $921,710 was transferred from the acquired companies plans to the Plan.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING

         The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting using information provided by the trustee.

         INVESTMENT VALUATION

         The Plan's investments are held by the trustee. Plan investments are stated at fair value, as determined by the trustee primarily by reference to published market data.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

4.       FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.       RECONCILIATION OF FORM 5500:

Benefits payable to participants are included in net assets available for benefits and are not reflected as a liability in the financial statements. As of December 31, 1997 and 1996 the benefits payable to participants totaled $86,092 and $150,842, respectively. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1997 and 1996:

                                                                            1997                 1996
                                                                       ---------------      ---------------
Net assets available for benefits per the financial statements         $   114,925,507      $    87,883,519
Less:  Current amounts payable to participants at end of year                  (86,092)            (150,842)
                                                                       ---------------      ---------------

Net assets available for benefits per the Form 5500                    $   114,839,415      $    87,732,677
                                                                       ===============      ===============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:

                                                                             1997
                                                                       ---------------
Benefits paid to participants per the financial statements             $     6,252,811
Less:  Prior year amounts payable to participants at end of year              (150,842)
Add:  Current amounts payable to participants at end of year                    86,092
                                                                       ---------------

Benefits paid to participants per the Form 5500                        $     6,188,061
                                                                       ===============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997 and 1996, respectively, but not yet paid as of that date.

6. STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION AND CHANGES IN NET ASSETS, WITH FUND INFORMATION

The statements of net assets available for benefits, with fund information as of December 31, 1997 and 1996, (Exhibit I) and statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1997 (Exhibit II) are reported on pages 13 through 15.

                                                                       Exhibit I

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                         VMMR                                     INTERNATIONAL      SMITH
                                         PRIME         VANGUARD       VANGUARD        GROWTH   INTERNATIONAL, INC.  VANGUARD
                                       PORTFOLIO       PRIMECAP      WELLINGTON     PORTFOLIO        STOCK          WINDSOR
                                          FUND           FUND           FUND           FUND           FUND           FUND
                                      ------------   ------------   ------------   ------------   ------------   ------------
            ASSETS

INVESTMENTS, AT FAIR VALUE:
     REGISTERED INVESTMENT COMPANY
          SHARES                      $ 16,113,681   $ 17,965,953   $ 19,901,001   $  3,625,309                  $ 12,860,610
     SMITH INTERNATIONAL, INC
          COMMON STOCK                                                                              25,185,147
     LOANS RECEIVABLE
           FROM PARTICIPANTS
                                      ------------   ------------   ------------   ------------   ------------   ------------
                                        16,113,681     17,965,953     19,901,001      3,625,309     25,185,147     12,860,610

CASH                                                                                                   576,772

CONTRIBUTIONS RECEIVABLE:
     EMPLOYEE                               49,946         42,558         46,812         11,572         39,283         35,360
     EMPLOYER                              644,014        556,006        571,730        143,587        466,793        440,405

RECEIVABLES - OTHER                         39,163         17,960         23,428          3,889        112,145         12,680
                                      ------------   ------------   ------------   ------------   ------------   ------------


TOTAL ASSETS                          $ 16,846,804   $ 18,582,477   $ 20,542,971   $  3,784,357   $ 26,380,140   $ 13,349,055
                                      ------------   ------------   ------------   ------------   ------------   ------------

           LIABILITIES

PAYABLES - INVESTMENT PURCHASES                                                                        498,803
                                      ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS     $ 16,846,804   $ 18,582,477   $ 20,542,971   $  3,784,357   $ 25,881,337   $ 13,349,055
                                      ============   ============   ============   ============   ============   ============


                                                         LONG-TERM       VANGUARD
                                                         CORPORATE      INDEX 500
                                                            BOND        PORTFOLIO        LOAN
                                                            FUND           FUND           FUND           TOTAL
                                                        ------------   ------------   ------------   ------------
            ASSETS

INVESTMENTS, AT FAIR VALUE:
     REGISTERED INVESTMENT COMPANY
          SHARES                                        $  1,417,319   $  6,240,842                  $ 78,124,715
     SMITH INTERNATIONAL, INC
          COMMON STOCK                                                                               $ 25,185,147
     LOANS RECEIVABLE
           FROM PARTICIPANTS                                                             7,879,463   $  7,879,463
                                                        ------------   ------------   ------------   ------------
                                                           1,417,319      6,240,842      7,879,463    111,189,325

CASH                                                                                                 $    576,772

CONTRIBUTIONS RECEIVABLE:
     EMPLOYEE                                                  5,696         27,199             --        258,426
     EMPLOYER                                                 71,015        288,665             --      3,182,215

RECEIVABLES - OTHER                                            1,390          6,917             --        217,572
                                                        ------------   ------------   ------------   ------------


TOTAL ASSETS                                            $  1,495,420   $  6,563,623   $  7,879,463   $115,424,310
                                                        ------------   ------------   ------------   ------------

           LIABILITIES

PAYABLES - INVESTMENT PURCHASES                                                                           498,803
                                                        ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                       $  1,495,420   $  6,563,623   $  7,879,463   $114,925,507
                                                        ============   ============   ============   ============

                                                                       EXHIBIT I
                                                                     (CONTINUED)

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996

                                         VMMR                                 INTERNATIONAL      SMITH
                                         PRIME        VANGUARD     VANGUARD      GROWTH      INTERNATIONAL,  VANGUARD
                                       PORTFOLIO      PRIMECAP    WELLINGTON    PORTFOLIO      INC. STOCK     WINDSOR
                                         FUND           FUND         FUND          FUND          FUND          FUND
                                      -----------   -----------   -----------   -----------   -----------   -----------
               ASSETS

INVESTMENTS, AT FAIR VALUE:
     REGISTERED INVESTMENT COMPANY
          SHARES                      $21,791,975   $11,651,687   $16,150,397   $ 3,765,186   $        --   $ 9,646,761
     SMITH INTERNATIONAL, INC
          COMMON STOCK                         --            --            --            --    10,297,642            --
     LOANS RECEIVABLE
           FROM PARTICIPANTS                   --            --            --            --            --            --
                                      -----------   -----------   -----------   -----------   -----------   -----------
                                       21,791,975    11,651,687    16,150,397     3,765,186    10,297,642     9,646,761

CASH                                           --            --            --            --       108,787            --

CONTRIBUTIONS RECEIVABLE:
     EMPLOYEE                              93,864        54,445        75,239        18,900        43,799        49,233
     EMPLOYER                             730,012       465,684       592,029       147,147       405,145       419,078

RECEIVABLES - OTHER                        56,744        22,838        39,434         7,282       545,726        17,860
                                      -----------   -----------   -----------   -----------   -----------   -----------


TOTAL ASSETS                          $22,672,595   $12,194,654   $16,857,099   $ 3,938,515   $11,401,099   $10,132,932
                                      -----------   -----------   -----------   -----------   -----------   -----------

            LIABILITIES

PAYABLES - INVESTMENT PURCHASES                --            --            --            --       560,706            --
                                      -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS     $22,672,595   $12,194,654   $16,857,099   $ 3,938,515   $10,840,393   $10,132,932
                                      ===========   ===========   ===========   ===========   ===========   ===========


                                                   LONG-TERM     VANGUARD
                                                   CORPORATE    INDEX 500
                                                      BOND      PORTFOLIO        LOAN
                                                      FUND         FUND          FUND          TOTAL
                                                  -----------   -----------   -----------   -----------
               ASSETS

INVESTMENTS, AT FAIR VALUE:
     REGISTERED INVESTMENT COMPANY                $   906,999   $ 4,127,340   $        --   $68,040,345
          SHARES
     SMITH INTERNATIONAL, INC                              --            --            --   $10,297,642
          COMMON STOCK
     LOANS RECEIVABLE                                      --            --     5,891,422   $ 5,891,422
           FROM PARTICIPANTS                      -----------   -----------   -----------   -----------
                                                      906,999     4,127,340     5,891,422    84,229,409

                                                           --            --            --   $   108,787
CASH

CONTRIBUTIONS RECEIVABLE:                               7,212        27,124            --   $   369,816
     EMPLOYEE                                          50,524       226,343            --   $ 3,035,962
     EMPLOYER
                                                        1,889         8,478            --   $   700,251
RECEIVABLES - OTHER                               -----------   -----------   -----------   -----------


                                                  $   966,624   $ 4,389,285   $ 5,891,422   $88,444,225
TOTAL ASSETS                                      -----------   -----------   -----------   -----------


            LIABILITIES
                                                           --            --            --   $   560,706
PAYABLES - INVESTMENT PURCHASES                   -----------   -----------   -----------   -----------

                                                  $   966,624   $ 4,389,285   $ 5,891,422   $87,883,519
NET ASSETS AVAILABLE FOR BENEFITS                 ===========   ===========   ===========   ===========

                                                                      EXHIBIT II

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                        BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                               VMMR                                        INTERNATIONAL
                                                               PRIME          VANGUARD      VANGUARD          GROWTH
                                                              PORTFOLIO       PRIMECAP     WELLINGTON        PORTFOLIO
                                                                FUND            FUND          FUND             FUND
                                                            ------------    ------------   ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  AT BEGINNING OF YEAR                                      $ 22,672,595    $ 12,194,654   $ 16,857,099    $  3,938,515
                                                            ------------    ------------   ------------    ------------

     ADDITIONS:
     INVESTMENT INCOME:
          INTEREST AND DIVIDENDS                            $  1,014,095    $    645,035   $  1,712,585    $    154,211
          NET REALIZED GAIN/(LOSS) ON
            SALE OF INVESTMENTS                                       --         687,829        445,006          83,254

          NET UNREALIZED
            APPRECIATION/(DEPRECIATION)
            OF INVESTMENTS                                            --       3,153,614      1,653,318         (77,877)
     CONTRIBUTIONS:
          EMPLOYEE                                             1,737,158       1,126,601      1,660,394         344,104
          EMPLOYER                                             1,423,799       1,043,115      1,212,581         298,326
     TRANSFER FROM OTHER PLANS (NOTE 2)                           50,374         123,157        184,167          46,920
                                                            ------------    ------------   ------------    ------------

                                                               4,225,426       6,779,351      6,868,051         848,938
                                                            ------------    ------------   ------------    ------------

     DEDUCTIONS:
     WITHDRAWALS                                               1,502,695       1,320,410      1,501,538         251,121

INTER-FUND TRANSFERS                                          (8,548,522)        928,882     (1,680,641)       (751,975)
                                                            ------------    ------------   ------------    ------------

NET INCREASE/(DECREASE) IN ASSETS
  AVAILABLE FOR BENEFITS                                      (5,825,791)      6,387,823      3,685,872        (154,158)
                                                            ------------    ------------   ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  AT END OF YEAR                                            $ 16,846,804    $ 18,582,477   $ 20,542,971    $  3,784,357
                                                            ============    ============   ============    ============


                                             SMITH                        LONG-TERM        VANGUARD
                                          INTERNATIONAL,   VANGUARD       CORPORATE        INDEX 500
                                           INC. STOCK       WINDSOR          BOND          PORTFOLIO       LOAN
                                              FUND           FUND            FUND            FUND           FUND           TOTAL
                                          ------------   ------------    ------------   ------------    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  AT BEGINNING OF YEAR                    $ 10,840,393   $ 10,132,932    $    966,624   $  4,389,285    $  5,891,422   $ 87,883,519
                                          ------------   ------------    ------------   ------------    ------------   ------------

     ADDITIONS:
     INVESTMENT INCOME:
          INTEREST AND DIVIDENDS          $         59   $  2,048,046    $     99,824   $    133,081    $    603,713   $  6,410,649
            NET REALIZED GAIN/(LOSS) ON
            SALE OF INVESTMENTS              3,074,412        539,668          30,881        308,320                      5,169,370

         NET UNREALIZED
           APPRECIATION/(DEPRECIATION)
           OF INVESTMENTS                      480,511       (195,986)         57,278      1,030,130                      6,100,988
     CONTRIBUTIONS:
          EMPLOYEE                           1,168,558      1,325,457         144,046        648,575          32,199      8,187,092
          EMPLOYER                             974,713        860,188         140,492        551,776                      6,504,990
     TRANSFER FROM OTHER PLANS (NOTE 2)          4,666        231,019          67,554        213,853              --        921,710
                                          ------------   ------------    ------------   ------------    ------------   ------------

                                             5,702,919      4,808,392         540,075      2,885,735         635,912     33,294,799
                                          ------------   ------------    ------------   ------------    ------------   ------------

     DEDUCTIONS:
     WITHDRAWALS                               424,139        682,509          57,414        237,621         275,364      6,252,811

INTER-FUND TRANSFERS                         9,762,164       (909,760)         46,135       (473,776)      1,627,493             --
                                          ------------   ------------    ------------   ------------    ------------   ------------

NET INCREASE/(DECREASE) IN ASSETS
  AVAILABLE FOR BENEFITS                    15,040,944      3,216,123         528,796      2,174,338       1,988,041     27,041,988
                                          ------------   ------------    ------------   ------------    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  AT END OF YEAR                          $ 25,881,337   $ 13,349,055    $  1,495,420   $  6,563,623    $  7,879,463   $114,925,507
                                          ============   ============    ============   ============    ============   ============

                                                                      SCHEDULE I

                SMITH INTERNATIONAL, INC. 401 (k) RETIREMENT PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997

                                                                                     NUMBER OF SHARES
            IDENTITY                                                                       OR                           CURRENT
            OF ISSUE                                    DESCRIPTION                  PRINCIPAL AMOUNT      COST          VALUE
----------------------------------------     -------------------------------------   ----------------   -----------   ------------
*Vanguard Group of Investment Companies      VMMR Prime Portfolio Fund                   16,113,681     $16,113,681   $ 16,113,681

*Vanguard Group of Investment Companies      Vanguard PRIMECAP Fund                         454,030      12,272,095     17,965,953

*Vanguard Group of Investment Companies      Vanguard Wellington Fund                       675,756      15,767,031     19,901,001

*Vanguard Group of Investment Companies      International Growth Portfolio Fund            221,190       3,169,198      3,625,309

*Smith International, Inc.                   Smith International, Inc. Stock Fund         3,810,630      20,973,839     25,185,147

*Vanguard Group of Investment Companies      Vanguard Windsor Fund                          757,398       2,257,215     12,860,610

*Vanguard Group of Investment Companies      Long-Term Corporate Bond Fund                  153,058       1,356,357      1,417,319

*Vanguard Group of Investment Companies      Vanguard Index 500 Portfolio Fund               69,289       4,571,835      6,240,842

*Smith International, Inc                    Loans Receivable from Participants                           7,879,463      7,879,463
                                                                                                        -----------   ------------
     401 (k) Retirement Plan                 (Highest and lowest interest rates
                                             are 12.0% and 7.0%)
                                                                                                        $84,360,714   $111,189,325
                                                                                                        ===========   ============

--------------------------------
* Identified party in interest

                                                                     SCHEDULE II

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                               SERIES TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                               NUMBER OF
                                                                               SHARES OR
          IDENTITY OF                                                          PRINCIPAL          PURCHASE        SELLING
         PARTY INVOLVED                 DESCRIPTION OF ASSETS                   AMOUNT            PRICE (A)      PRICE (B)
-------------------------------------   ---------------------                  -----------      ------------   -------------
Smith International, Inc.               Common Stock
                                           Purchases (236)                       11,148,248      $59,645,160             --
                                           Sales (232)                            9,101,090               --    $48,312,578

Vanguard Group of Investment Companies      Vanguard Wellington Fund
                                              Purchases (183)                       269,367        7,742,320
                                              Sales (217)                           211,195                       6,090,040

Vanguard Group of Investment Companies      Vanguard Windsor Fund
                                              Purchases (186)                       724,677       13,365,017
                                              Sales (210)                           548,759                      10,494,850

Vanguard Group of Investment Companies      VMMR Prime Portfolio Fund
                                               Purchases (249)                   45,205,884       45,205,884
                                               Sales (242)                       50,883,718                      50,884,178

Vanguard Group of Investment Companies      Vanguard PRIMECAP Fund
                                               Purchases (201)                      262,436        9,796,127
                                               Sales (211)                          195,763                       7,323,304

Vanguard Group of Investment Companies      Vanguard Index 500 Portfolio Fund
                                               Purchases (170)                       68,151        5,587,910
                                               Sales (183)                           58,548                       4,812,858


                                                                                                  CURRENT VALUE
          IDENTITY OF                                                                              OF ASSET ON       NET
         PARTY INVOLVED                 DESCRIPTION OF ASSETS                   COST OF ASSET    TRANSACTION DATE    GAIN
-------------------------------------   ---------------------                   -------------    ----------------    ----
Smith International, Inc.               Common Stock
                                           Purchases (236)                      $ 59,645,160       $59,645,160            --
                                           Sales (232)                            44,316,640       $48,312,578    $3,995,938

Vanguard Group of Investment Companies      Vanguard Wellington Fund
                                              Purchases (183)                      7,742,320         7,742,320            --
                                              Sales (217)                          4,902,387         6,090,040     1,187,653

Vanguard Group of Investment Companies      Vanguard Windsor Fund
                                              Purchases (186)                     13,365,017        13,365,017            --
                                              Sales (210)                          9,720,856        10,494,850       773,994

Vanguard Group of Investment Companies      VMMR Prime Portfolio Fund
                                               Purchases (249)                    45,205,884        45,205,884            --
                                               Sales (242)                        50,884,178        50,884,178            --

Vanguard Group of Investment Companies      Vanguard PRIMECAP Fund
                                               Purchases (201)                     9,796,127         9,796,127            --
                                               Sales (211)                         5,972,363         7,323,304     1,350,941

Vanguard Group of Investment Companies      Vanguard Index 500 Portfolio Fund
                                               Purchases (170)                     5,587,910         5,587,910            --
                                               Sales (183)                         4,261,808         4,812,858       551,050

(a) Purchase price includes transaction expenses.

(b) Selling price is net of transaction expenses.

NOTE: This schedule is a listing of investment transactions which exceed 5 percent of the Plan assets as of the beginning of the Plan year.

                               INDEX TO EXHIBITS

EXHIBIT NO.                     DESCRIPTION
------------                    -----------
23.1         - Consent of Independent Public Accountants